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08032512

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21825

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __July 31, 2007__ AND ENDING __June 30, 2008__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Recom Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____619 Marquette Avenue South, Suite 142_____
                          (No. and Street)

__Minneapolis__   __MN__   __55402__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Merle Levitt__   __612-339-5566__
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Lehrman, Flom & Co., P.L.L.P.__
          (Name – if individual, state last, first, middle name)

__600 HIghway 169 South, Suite 820, Minneapolis, MN 55426__
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 1 6 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Merle Levitt__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Recom Securities, Inc.__ , as of __June 30__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

__President__
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Shareholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 – 8
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION	9
SUPPLEMENTARY INFORMATION	
Computations Pursuant to Rule 15c3-1	10
Computation for Determination of Reserve Requirements Under Rule 15c3-3	11



Lehrman, Flom & Co., P.L.L.P.

Certified Public Accountants & Consultants

Interchange Tower, Suite 820
600 Highway 169 South
Minneapolis, MN 55426
952-546-5306   fax 952-546-8882

Arnold Lehrman, CPA
Harvey Z. Flom, CPA
Miles H. Locketz, CPA,ABV
Stephen P. Exley, CPA,CFP
Stanley E. Eisenberg, CPA
Nancy S. Lehrman, CPA

Arthur B. Summerfield, CPA
(1938-2005)
Morris Lehrman, CPA
(1921-2002)

Independent Auditors' Report

The Board of Directors
Recom Securities, Inc.
619 Marquette Avenue South - Suite 142
Minneapolis, Minnesota 55402

We have audited the accompanying statements of financial condition of Recom Securities, Inc. (a Minnesota corporation) as of June 30, 2008 and 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Recom Securities, Inc. at June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Lehrman, Flom + Co., P.L.L.P.

August 12, 2008

-1-

RECOM SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
June 30, 2008 and 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 112,564	$ 148,167
Receivable from clearing organization	30,271	25,593
Loan receivable - officer	315,000	290,000
Marketable securities owned	19,800	41,818
Refundable income taxes	1,945	2,265
Property and equipment, at cost, less accumulated depreciation of $48,599 (both years)	-	-
Other assets	400	400
	$ 479,980	$ 508,243
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable and accrued expenses	10,118	40,200
Loan payable - officer	-	1,500
Total liabilities	10,118	41,700
Common stock, par value $.10 per share Authorized 25,000 shares		
Issued and outstanding 2,000 shares	200	200
Additional paid-in capital	19,800	19,800
Retained earnings	449,862	446,543
Total shareholder's equity	469,862	466,543
	$ 479,980	$ 508,243

See accompanying notes

RECOM SECURITIES, INC.

STATEMENTS OF INCOME
Years Ended June 30, 2008 and 2007

	2008	2007
REVENUES		
Commissions and principal transactions	$ 713,712	$ 798,265
Interest	208,250	216,331
	921,962	1,014,596
EXPENSES		
Employee compensation and benefits	370,474	398,362
Clearing costs	189,049	203,017
Occupancy and equipment rental	117,333	142,578
Taxes, other than income taxes	24,547	26,621
Other operating expenses	215,914	226,735
	917,317	997,313
INCOME BEFORE INCOME TAXES	4,645	17,283
Income taxes	1,326	3,436
NET INCOME	$ 3,319	$ 13,847

See accompanying notes

RECOM SECURITIES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
Years Ended June 30, 2008 and 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Totals
Balances at June 30, 2006	$ 200	$ 19,800	$ 432,696	$ 452,696
Net income - 2007	-	-	13,847	13,847
Balances at June 30, 2007	200	19,800	446,543	466,543
Net income - 2008	-	-	3,319	3,319
Balances at June 30, 2008	$ 200	$ 19,800	$ 449,862	$ 469,862

See accompanying notes

RECOM SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years Ended June 30, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,319	$ 13,847
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities		
Change in assets and liabilities		
Receivable from clearing organization	(4,678)	18,813
Marketable securities owned	22,018	(14,218)
Refundable income taxes	320	(2,265)
Accounts payable and accrued expenses	(30,082)	29,452
Net cash provided by (used in) operating activities	(9,103)	45,629
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in loan receivable - officer	(25,000)	(15,000)
Net decrease in loan payable - officer	(1,500)	(30,500)
Net cash used in financing activities	(26,500)	(45,500)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(35,603)	129
Cash and cash equivalents, beginning	148,167	148,038
CASH AND CASH EQUIVALENTS, ENDING	$ 112,564	$ 148,167

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2008	2007
Cash paid during the year for		
Income taxes	$ 300	$ 10,648
Interest	-	8,560

See accompanying notes

RECOM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: The Company is a discount commission broker-dealer registered with the Securities and Exchange Commission. Its business consists primarily of soliciting and servicing customer accounts which are introduced on a fully disclosed basis to a carrying broker-dealer. The Company does not carry customer accounts or effect transactions on a principal basis. Income is derived primarily from commissions on introduced business. The Company has offices in Minneapolis, Minnesota and Chicago, Illinois and is licensed to operate in all states and Washington, D.C.

Marketable Securities Owned: Marketable securities are valued at market value, except for those securities that are not readily marketable, which are valued at fair value as determined by management.

Commission Income and Clearing Costs: Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Advertising Costs: The Company does not engage in direct-response advertising. All advertising costs are charged to operations as incurred and were $10,555 and $12,143 for the years ended June 30, 2008 and 2007, respectively.

Depreciation: The Company records depreciation of equipment by use of accelerated methods of computation.

Statements of Cash Flows: For purposes of the statements of cash flows, the Company considers liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. LOANS RECEIVABLE/PAYABLE – OFFICERS

The loan receivable is non-interest bearing and the loan payable bears interest at the applicable federal rate.

3. RETIREMENT PLAN

The Company has a defined contribution profit sharing plan covering all full-time employees of the Company who have completed one year of service and are age 21 or older. Contributions to the Plan are determined each year by the Board of Directors. For the years ended June 30, 2008 and 2007 contributions were $-0-.

RECOM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4. COMMITMENTS

The Company leases office space on a month to month basis in Minneapolis and pursuant to a lease agreement in Chicago that expires December 2010. Both agreements provide for basic monthly rentals plus a pro rata share of operating costs and real estate taxes. In addition, the Company has various operating leases for office equipment. Rentals under all agreements amounted to $117,333 and $142,578 for the years ended June 30, 2008 and 2007, respectively.

At June 30, 2008, future basic rentals on the above leases are as follows:

Year ending June 30,		
2009	$	16,800
2010		16,800
2011		8,400
	$	42,000

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2008, the Company had net capital of $149,547 which was $49,547 in excess of its required net capital of $100,000. The Company's net capital ratio was .07 to 1.

The Financial Industry Regulatory Authority, Inc. (FINRA) is the entity responsible for broker-dealer compliance with SEC regulations. An audit by FINRA asserts that the Company was in violation of the minimum net capital requirement at November 30 and December 31, 2007. The Company disagrees with FINRA and the matter has not yet been resolved. Penalties, if any, that may be assessed have not been included in the financial statements.

6. INCOME TAXES

The provision for income taxes consists of the following:

		June 30		
		2008		2007
Current				
Federal	$	1,026	$	3,136
States		895		2,090
Realized tax benefit due to net operating loss carryover		(595)		(1,790)
	$	1,326	$	3,436

-7-

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

6. **INCOME TAXES (CONCLUDED)**

In prior years the Company incurred net operating losses that were available for carryforward to future years. Due to the uncertainty as to the use of these carryforwards, an income tax benefit was not recorded as a deferred tax asset since it was totally offset by a valuation allowance.

At June 30, 2008, net operating losses for Illinois and Minnesota in the amounts of $12,000 and $142,000, respectively, are available for carryforward to offset future taxable income. These carryovers expire between the years ending June 30, 2017 and 2023. The deferred tax benefit of these losses is $14,900.

7. **CONCENTRATION OF CREDIT RISK**

The Company maintains its cash accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits of $100,000 per account.

8. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK**

In the normal course of business, the Company's activities primarily involve executions, settlement and financing of various securities transactions through a clearing organization. This may expose the Company to risk in the event the clearing organization is unable to fulfill its contractual obligations.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers are unable to fulfill contractual obligations within three business days after trade date.

* * * * *



Lehrman, Flom & Co., P.L.L.P.

Certified Public Accountants & Consultants

Interchange Tower, Suite 820
600 Highway 169 South
Minneapolis, MN 55426
952-546-5306   fax 952-546-8882

Arnold Lehrman, CPA
Harvey Z. Flom, CPA
Miles H. Locketz, CPA,ABV
Stephen P. Exley, CPA,CFP
Stanley E. Eisenberg, CPA
Nancy S. Lehrman, CPA

Arthur B. Summerfield, CPA
(1938-2005)
Morris Lehrman, CPA
(1921-2002)

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Recom Securities, Inc.
619 Marquette Avenue South - Suite 142
Minneapolis, Minnesota 55402

We have audited the accompanying financial statements of Recom Securities, Inc. as of and for the years ended June 30, 2008 and 2007 and have issued our report thereon dated August 12, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lehrman, Flom + Co., P.L.L.P.

August 12, 2008

RECOM SECURITIES, INC.

COMPUTATIONS PURSUANT TO RULE 15c3-1
June 30, 2008

NET CAPITAL

Total shareholder's equity qualified for net capital	$	469,862
Deductions and/or charges		
Non-allowable assets		
Loan receivable - officer		(315,000)
Refundable income taxes		(1,945)
Other assets		(400)
Net capital before haircuts on securities positions (tentative net capital)		152,517
Haircuts on trading and investment securities		
Marketable securities		(2,970)
Net capital	$	149,547

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable and accrued expenses	$	10,118
Total aggregate indebtedness	$	10,118
Ratio: Aggregate indebtedness to net capital		.07 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	675
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Excess net capital	$	49,547
Excess net capital at 1000%	$	148,535

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17a-5 as of June 30, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	149,548
Audit adjustment - additional income		706
Audit reclassification - refundable income taxes		(181)
Audit adjustment - income taxes accrued		(526)
Net capital, per above	$	149,547

RECOM SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
June 30, 2008

Recom Securities, Inc. is exempt from the requirement under rule 15c3-3(k)(2)(ii) as follows:

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is Ridge Clearing and Outsourcing Solutions, Inc.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

REPORT ON
INTERNAL CONTROL

RECOM SECURITIES, INC.
Year Ended June 30, 2008



Lehrman, Flom & Co., P.L.L.P.

Certified Public Accountants & Consultants

Interchange Tower, Suite 820
600 Highway 169 South
Minneapolis, MN 55426
952-546-5306   fax 952-546-8882

Arnold Lehrman, CPA
Harvey Z. Flom, CPA
Miles H. Locketz, CPA,ABV
Stephen P. Exley, CPA,CFP
Stanley E. Eisenberg, CPA
Nancy S. Lehrman, CPA

Arthur B. Summerfield, CPA
(1938-2005)
Morris Lehrman, CPA
(1921-2002)

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Recom Securities, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Recom Securities, Inc. (the Company), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lehrman, Flom & Co., P.L.L.P.

August 12, 2008

END